Exhibit 11.3

CONSENT OF MASTERWORKS ADMINISTRATIVE SERVICES, LLC

We hereby consent to the inclusion in this Offering Statement on Form 1-A of Masterworks Vault 3, LLC of the fair market value appraisal report effective May 31, 2024, relating to the artwork beneficially owned by Series 369, the fair market value appraisal report effective January 28, 2026 relating to the artwork beneficially owned by Series 526, the fair market value appraisal report effective April 16, 2026 relating to the artwork beneficially owned by Series 538 and the fair market value appraisal report effective April 16, 2026, relating to the artwork beneficially owned by Series 539. We also consent to the reference to us under the heading “Experts” in such Offering Statement.

/s/ Masterworks Administrative Services, LLC

New York, New York
May 29, 2026